November 23, 2010

Via Edgar

Larry Spirgel
Assistant Director
US Securities and Exchange Commission
100 F St. NE
Washington D.C. 20549

RE:          Anaren, Inc.
Form 10-K for the Year Ended June 30, 2010
Filed August 13, 2010 (the “Form 10-K”)
Definitive Proxy Statement
Filed September 17, 2010 (the “Proxy Statement”)
File No. 000-06620

Dear Mr. Spirgel:

This letter sets forth the responses of Anaren, Inc. (“Anaren” or the “Company”) to your letter dated November 9, 2010 (the “Comment Letter”), with respect to the above-referenced Form 10-K and Proxy Statement.  To assist you in your review each response is preceded by a copy (in bold type) of the Comment as stated in your letter.

Form 10-K For Fiscal Year Ended June 30, 2010

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 14

Issuer Purchases of Equity Securities, page 14

1.
Please account for the shares of your common stock that you purchased during the fourth quarter of your year ended June 30, 2010.  We note Mr. George Blanton’s statement during your fourth quarter 2010 earnings call that “the company repurchased approximately 3,000 shares of its common stock for a total of $50,000 in the fourth quarter.”  We further note that your 10-Q for the period ended March 31, 2010 indicates that you had a maximum of approximately 519,000 shares eligible for repurchase by the company, while your 10-K for the year ended June 30, 2010 indicates approximately 516,000 shares available.

Pursuant to the Company’s previously announced stock repurchase program, the Company repurchased 3,275 shares of its common stock for $49,322, or an average cost of $15.06 per share, during the fourth quarter (May 2010) of the Company’s fiscal year ended June 30, 2010. The repurchase was inadvertently excluded from the Company’s Form 10-K, however, it is reflected in the “Total - Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs” column of the Company’s “Issuer Purchases of Equity Securities” table included in the Company’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2010.  In future filings, the Company will provide disclosure responsive to Item 703 of Regulation S-K, as applicable.

Definitive Proxy Statement

Election of Directors, page 5

2.
We note your statement on page 9 that “Ms. Civil also has significant experience serving on various board committees of other companies.”  To the extent that these other companies are public, please disclose their respective names.  See Regulation S-K Item 401 (e)(2).

 As indicated in the description of Ms. Civil’s “Principal Occupation, Experience and Other Directorships” on page 6 of the Proxy Statement, Ms. Civil serves on the boards of NBT Bancorp, Unity Mutual Life Insurance Company and Syracuse Research Corporation.  NBT Bancorp is a publicly traded financial holding company pursuant to Section 12 of the Securities Exchange Act of 1934.

Board Composition, Meetings, Committees, And Compensation, page 11

Independence; Meeting Attendance, page 11

3.	Please provide all of the information required by Regulation S-K Item 407(h), board leadership structure.

The Company confirms to the Staff that, in future filings, it will include disclosure responsive to Item 407(h) of Regulation S-K, as applicable. Specifically, the disclosure will confirm the Board of Directors’ current belief that the Board’s leadership structure is appropriate and effective for the Company.  The Board specifically believes that it is beneficial to the Company to have Mr. Sala serve as both CEO and Chairman of the Board.  Mr. Sala has worked for the Company for over 26 years, he is intimately involved in the operation of the Company’s two business groups, and other than the Company’s co-founder (Mr. Gerst) and Director Eck, Mr. Sala has the longest tenure on the Board.  Since being named Chairman of the Board in 2001, the Company has experienced compound annual growth in excess of 10 percent and produced strong financial results.  Given Mr. Sala’s extensive history with the Company, his particular knowledge regarding the products, technologies and material risks affecting the Company’s operations, it is the Board’s judgment that it is in the best interest of the Company’s shareholders to have Mr. Sala hold both the CEO and Chairman positions.

Further, the Company’s Board regularly meets with the Company’s CFO, together with other NEOs, and management representatives of the Company’s operating subsidiaries, to review and assess the operations of the businesses, as well as management’s identification, assessment and mitigation of the material risks affecting the Company’s operations.

The Board also believes having an active Lead Independent Director, currently Dr. David Wilemon, provides independent leadership to help insure that the Board effectively performs its oversight role.  In addition, all Board members participate in overseeing the Company’s enterprise risk management program and annually reviews with management the Company’s key material risks and mitigation of those risks.  The Board’s Audit Committee also conducts quarterly executive sessions including meetings with representatives of the Company’s internal audit function to assist the Board in its oversight responsibilities.  The Board is of the opinion that it effectively performs its oversight function under the Board’s current leadership structure.

Compensation Discussion and Analysis, page 18

Philosophy and Objectives of the Compensation Program, page 18

4.
We note your disclosure that your Committee “generally targets overall compensation for executive officers to the 50th percentile of compensation paid to comparable executives based upon peer group and survey data.”  Indicate where the amounts of your actual named executive officer total direct compensation fell within the targeted percentile range.  To the extent your total compensation was outside of the targeted percentile range, please explain why.

The Company’s NEOs direct compensation (base salary, non-equity bonus, equity based compensation) in fiscal 2010, when compared to survey and peer group averages (utilizing the 50th percentile for base salaries) ranged from 32.4% above to 13.6% below.  Specially, the Company’s CEO’s direct compensation totaled 20.4% above, the CFO, 4.1% below, the Sr. Vice President and General Manager, 6.2% above, the Sr. Vice President of Business Development, 32.4% above and the Vice Chairman and Chief Technical Officer, 13.6% below.  To the extent certain NEOs were below or above the survey and peer group average is attributable to a number of factors including, the particular NEO’s years of service with the Company, length of time in their particular position, historical job performance, scope of duties and responsibilities of the position and overall contribution to the Company’s success.  The Company’s strong growth and financial performance, compared to many of the Company’s peers also contributed to incentive compensation paid to certain NEOs exceeding the average of peer group and survey data.  In the case of Mr. Gerst, Chief Technical Officer, Vice Chairman of the Board and the Company’s co-founder, he is working in a reduced hours capacity and does not participate in the Company’s non-equity bonus plan.

The Company confirms to the Staff that, in future filings, it will provide, to the extent applicable, additional disclosure regarding the compensation of the Company’s NEOs in comparison to target compensation levels.

5.
On page 18 you indicate your belief that your compensation policies do not promote inappropriate risk taking.  Please describe the process you undertook to reach that conclusion.  See Regulation S-K Item 402(s).

We further advise the Staff, that in reaching the referenced conclusion, the Compensation Committee (the “Committee”) of the Board reviewed the financial goals that drive non-equity bonus compensation and the growth and profitability metrics used for determining equity based compensation for the Company’s officers.  The Committee concluded that the Company’s compensation policies and practices are not reasonably likely to have a material adverse effect on the Company and do not encourage inappropriate risk taking.  In reaching this conclusion, the Committee determined that, because profitability is mandatory before any officer is eligible to receive a non-equity bonus, all incentive based compensation (non-equity and equity based) is capped for each NEO, and multiple corporate goals and targets are approved annually by the Committee, officers are not motivated to take undue risks in managing the Company’s business.  Similarly, because equity grants are based on three year performance targets, the Committee determined that officers are not incentivized to take exceptional risks which could potentially generate short term favorable results.  Further, it is Committee’s belief that the discretionary portion of officers’ total compensation is reasonably related to officers’ base salaries, and accordingly, opportunities for additional compensation are not excessive, such that officers would take material unreasonable risks for the sake of increasing personal compensation.

In addition, the Committee and the full Board of Directors regularly reviews the Company’s Strategic Plan, and assess whether management is pursuing a course of action that presents unusual or excessive material risks inconsistent with the Company’s culture and long term strategic objectives.  Based on the forgoing Committee assessment of the Company’s compensation policies and practices, and the Committee’s and full Board’s review of the Company’s Strategic Plan, the Company concluded that the Company’s compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company or its business.

Role of Compensation Consultant, page 18

6.	Please provide the information required by Regulation S-K Item 407(e)(3)(iii), compensation consultant fees.

The Company confirms that it is aware of the disclosure requirements of Item 407(e)(3)(iii) of Regulation S-K (e)(3)(iii), and has concluded that its current disclosure is responsive to that item.. The Company further advises the Staff that the Compensation Committee retained First Niagara Financial Group to analyze the total compensation of the Company’s officers and directors and industry trends.  First Niagara performed no other services for the Company.  The annual fee for these services was $15,000, which the Company considers to be immaterial.

Executive Compensation Disclosure Tables, page 28

Summary Compensation Table, page 28

7.
In your response letter, please confirm that the aggregate grant date fair value of stock awards and option awards was computed in accordance with FASB Accounting Standards Codification Topic 718.  See Regulation S-K Items 402(c)2(v) and (vi) and 402(k)(2)(iii) and (iv).

The Company confirms that the aggregate grant date fair value of stock awards and option awards used in computing annual compensation in the “Summary Compensation Table” was computed in accordance with FASB Accounting Standards Codification Topic 718 (ASC 718), but the amounts   reported in the Summary Compensation Table reflected the dollar amount recognized by the Company for financial  reporting purposes for the fiscal years ended June 30, 2010, 2009, and 2008.

The Company confirms to the Staff that, in future applicable filings, it will report the aggregate grant date fair value of stock awards and option awards as computed in accordance with FASB ASC Topic 718 as required under Items 402(c)(2)(v) and (vi) and 402(k)(2)(iii) and (iv) of Regulation S-K.

Potential Payment on Termination or Change of Control, page 35

8.
Please concisely explain what “cause” and “good reason” mean for purposes of the termination and change of control arrangements described here and under the Certain Agreements with Directors and Executive Officers section.  In addition, please clarify whether the “change of control” occurrences disclosed on page 39 apply equally to the arrangements of Ms. Tewksbury and Messrs. Burdick, Ross, Thygesen and Blanton.

The terms “cause” and “good reason” are expressly defined in Mr. Sala’s Employment Agreement dated July 1, 2006, which has been filed with Commission and, therefore, are readily available to shareholders.  “Cause” is generally defined in the Employment Agreement as a material violation of the

Company’s Code of Ethics and Business Conduct, conviction of a crime other than a vehicle and traffic misdemeanor, insubordination and violation of Securities laws, SEC and/or NASDAQ rules and regulations.  “Good Reason” is generally defined as failure of the Company to abide by the terms of the Employment Agreement or substantially changing Mr. Sala’s duties, and the changes are inconsistent with the role of CEO.  The referred terms have substantially the same meaning in Mr. Gerst’s Employment Agreement and in the various Change of Control Agreements of the other named officers.  As for “change of control” occurrences applicable to Ms. Tewksbury and Messrs. Burdick, Ross, Thygesen and Blanton, the occurrences are not the same.  For all officers (other than Messrs. Sala and Gerst who have entered into employment agreements with the Company) special payments are triggered only when there is a Change of Control and the officer’s employment is involuntarily terminated (other than for “cause”) within one year following the change of control event.

The Company acknowledges that: Anaren is responsible for the adequacy and accuracy of the disclosures in its Form 10-K for the fiscal year ended 2010 and in its Definitive Proxy Statement Filed September 17, 2010;  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Anaren’s Form 10-K for the fiscal year ended June 30, 2010 and its Definitive Proxy Statement Filed September 17, 2010; and Anaren may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of the Company’s responses. Please do not hesitate to contact me at 315-362-0510 or Joseph Porcello, Vice President of Accounting at 315-362-0514 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ David M. Ferrara
David M. Ferrara
Secretary and General Counsel

Cc:  Jonathan Groff, Esq.